UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CATASYS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44919F104

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

11150 Santa Monica Boulevard, Suite 1400

Los Angeles, California 90025

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 44919F104	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,103,257 shares (See Item 5)
	8	SHARED VOTING POWER 2,375,566 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 6,103,257 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,375,566 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,478,823 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

SCHEDULE 13D/A

CUSIP No. 44919F104	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,375,566 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,375,566 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,566 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

SCHEDULE 13D/A

CUSIP No. 44919F104	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,375,566 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,375,566 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,566 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Partnership

* See Instructions

SCHEDULE 13D/A

CUSIP No. 44919F104	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 2,375,566 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 2,375,566 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,566 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

SCHEDULE 13D/A

CUSIP No. 44919F104	PAGE 6 OF 9 PAGES

This Amendment No. 10 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on October 21, 2011, (ii) Amendment No. 2 thereto, filed with the SEC on November 3, 2011, (iii) Amendment No. 3 thereto, filed with the SEC on November 17, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on December 12, 2011, (v) Amendment No. 5 thereto, filed with the SEC on February 2, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on April 23, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on September 20, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on December 10, 2012, and (ix) Amendment No. 9 thereto filed with the SEC on April 16, 2013 (collectively, this “Schedule 13D”), by David E. Smith (“Mr. Smith”) and certain other reporting persons, with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On October 15, 2013, Shamus purchased 862,069 shares of Common Stock from Catasys in a private placement at $0.58 per share (the “October 2013 Shares”). The source of funds used by Shamus for such purchase was working capital, including from funds provided by Mr. Smith. The securities purchase agreement executed by Catasys and Shamus in connection with the purchase of the October 2013 Shares (the “October 2013 Purchase Agreement”) contemplates that Shamus would be eligible to receive certain additional shares if a reverse stock split of the Common Stock occurs on or before October 15, 2015 and the volume weighted average price of the Common Stock during the 20 trading days after such reverse stock split is lower than the closing price of the Common Stock on the trading day immediately prior to the effective date of such reverse stock split (the “Reverse Stock Split Adjustment”), as described in further detail in the Current Report on Form 8-K filed by Catasys with the SEC on October 8, 2013 (the “Most Recent 8-K”). A copy of the form of securities purchase agreement upon which the October 2013 Purchase Agreement was based is included as exhibit 10.1 to the Most Recent 8-K and is hereby incorporated by reference into this Schedule 13D as Exhibit K hereto. The foregoing summary of the terms and conditions of the October 2013 Purchase Agreement, including the Reverse Stock Split Adjustment, is qualified by reference to the actual text of such form, which is hereby incorporated by reference in response to this Item 3.

In connection with Shamus’s purchase of the October 2013 Shares, Catasys also issued to Shamus a warrant (the “October 2013 Warrant”) exercisable for 862,069 shares of Common Stock at the exercise price of $0.58 per share, subject to potential future adjustment pursuant to the provisions of the October 2013 Warrant. The October 2013 Warrant is exercisable immediately and expires on October 15, 2018. A copy of the form of warrant used for the October 2013 Warrant is included as exhibit 4.1 to the Most-Recent 8-K and is hereby incorporated by reference into this Schedule 13D as Exhibit L hereto. The foregoing summary of the April 2013 Warrant is qualified by reference to the actual text of such form, which is hereby incorporated by reference in response to this Item 3.

Due to the issuance of the October 2013 Warrant to Shamus and certain other warrants to other purchasers on or around October 15, 2013, the exercise price of (i) a warrant that had been previously issued to Shamus and exercisable for 325,714 shares and (ii) four warrants that had been previously issued to Mr. Smith and exercisable for, in the aggregate, 2,900,536 shares, in each case were adjusted from $0.70 per share to $0.58 per share in accordance with the terms and conditions thereof.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

Shamus acquired the October 2013 Shares and the October 2013 Warrant for investment purposes.

SCHEDULE 13D/A

CUSIP No. 44919F104	PAGE 7 OF 9 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)	Shamus beneficially owns, in the aggregate, 2,375,566 shares of Common Stock (the “Shamus Shares”), representing approximately 10.7% of the outstanding Common Stock.(1) The Shamus shares are comprised of (i) the 862,069 shares of Common Stock that constitute October 2013 Shares, (ii) another 325,714 shares of Common Stock previously acquired by Shamus, (iii) 862,069 shares of Common Stock issuable upon exercise of the October 2013 Warrant, and (iv) another 325,714 shares of Common Stock issuable upon exercise of another warrant owned by Shamus.

As the sole member of Shamus, the Coast Fund may be deemed to beneficially own all Common Stock beneficially owned by Shamus. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management may be deemed to beneficially own all Common Stock beneficially owned by the Coast Fund. Except to the extent it is deemed to beneficially own any Common Stock beneficially owned by Shamus, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all Common Stock beneficially owned by Coast Offshore Management, Coast Fund and Shamus. Mr. Smith may be deemed to beneficially own, in the aggregate, 8,478,823 shares of Common Stock, representing approximately 38.1% of the outstanding Common Stock, and may be deemed to have sole voting and dispositive power over 6,103,257 of such shares and shared voting and dispositive power with Shamus, Coast Fund and Coast Offshore over 2,375,566 of such shares. Such shares are comprised of (i) the Shamus Shares, (ii) 3,144,071 shares of Common Stock owned directly by Mr. Smith, and (iii) 2,959,186 shares of Common Stock issuable upon exercise of six warrants owned directly by Mr. Smith.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

(1)	All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 18,111,433 shares of Common Stock issued and outstanding as of October 15, 2013 after giving effect to all issuances of Common Stock by Catasys through October 15, 2013, according to information provided by Catasys to the Reporting Persons, and (ii) an estimated 4,146,969 shares of Common Stock issuable upon exercise of all warrants held by Mr. Smith and Shamus.

SCHEDULE 13D/A

CUSIP No. 44919F104	PAGE 8 OF 9 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

K	Form of Securities Purchase Agreement used for the October 2013 Purchase Agreement (incorporated by reference to exhibit 10.1 of the Current Report on Form 8-K filed by Catasys with the SEC on October 8, 2013).

L	Form of Warrant used for the October 2013 Warrant (incorporated by reference to exhibit 4.1 of the Current Report on Form 8-K filed by Catasys with the SEC on October 8, 2013).

SCHEDULE 13D/A

CUSIP No. 44919F104	PAGE 9 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2013

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President